UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 – Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

The Board of Directors held yesterday has resolved to accept the resignation from all his executive offices of Mr. Manuel Sánchez Ortega, for strictly personal reasons. Mr. Manuel Sánchez Ortega will continue in office as director, with the category of another external director, and first Vice-Chairman of the Board of Directors and has been appointed member of the International Advisory Board.

The Board of Directors of Abengoa appreciates the excellent work done by Manuel Sánchez as CEO of the company over the last 5 years, during which a thorough transformation process has been successfully completed.

The Board of Directors has also resolved to accept the resignation of Mrs. María Teresa Benjumea Llorente, expressing its gratitude for the services and dedication rendered to the company.

To cover the vacancy created, the Board of Directors has appointed as CEO Mr. Santiago Seage Medela, with the category of executive director, who had previously resigned from his office as CEO of Abengoa Yield.

Seville, 19 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: May 19, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary